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Exhibit (a)(2)(xlii)

CONSOLIDATED Q&A—6/8/04

Specifics of the offer:

Q:
Sanofi's revised offer of 0.8333 Sanofi shares plus € 20.00 in exchange for each Aventis share in the "Standard Entitlement"—on what date (or at what Sanofi price) should this revised offer be evaluated?

A:
There is no set date or fixed reference price at which you should value Sanofi's offer. The value of Sanofi's offer changes continually due to fluctuations in the market price of Sanofi shares and in the euro/dollar currency exchange rate. For example, if Sanofi shares traded at € 50.00 per share, the value of the "Standard Entitlement" would be {(0.8333 × € 50.00) + € 20.00} = € 61.67 per Aventis share. If Sanofi shares traded at € 40.00 per share, the value of the "Standard Entitlement" would be {(0.8333 × € 40.00) + € 20.00} = € 53.33 per Aventis share. In each case, the value in U.S. dollars can be estimated by converting euros to dollars at the then-current exchange rate. (These examples do not reflect any adjustments for dividend distributions.) Ultimately, the value of the offer to any tendering Aventis shareholder will depend on the market value of the Sanofi-Aventis shares/ADRs received by the Aventis shareholder after the settlement date of the tender offer—currently expected to be in the latter half of July—and the applicable euro/dollar exchange rate. Aventis shareholders will be subject to the risk of fluctuating Sanofi share prices from the date of tendering until receipt of their Sanofi-Aventis shares/ADRs.

Q:
The Annual Meeting of Aventis shareholders on June 11, 2004, will be asked to approve a dividend of € 0.82 per Aventis share. Will this affect Sanofi's tender offer?

A:
Yes. Sanofi's tender offer provides for an adjustment of the consideration payable to tendering Aventis shareholders if Aventis shareholders approve the proposed cash dividend on Aventis shares. This is because holders of the shares before the closing of the tender offer (and not Sanofi) will receive the dividend. If the Annual Meeting of Aventis shareholders approves the proposed dividend, the value of Sanofi's tender offer will be reduced by the equivalent of € 0.82 per Aventis share, as follows: the "Standard Entitlement" will be 0.8333 Sanofi shares (or 1.6667 Sanofi ADRs) and € 19.18 cash (vs. € 20.00) for each Aventis share/ADR; the "all stock election" will be 1.1600 Sanofi shares (2.3200 Sanofi ADRs) per Aventis share/ADR (vs. 1.1739 per share and 2.3478 per ADR); and the "all cash election" will be € 68.11 cash (vs. € 68.93) per Aventis share/ADR.

Q:
The General Meeting of Sanofi shareholders on June 23, 2004, will be asked to approve a dividend of € 1.02 per Sanofi share. Will tendering Aventis shareholders be entitled to receive this dividend?

A:
Yes. If Sanofi shareholders approve the proposed dividend of € 1.02 per Sanofi ordinary share, and the tender offer is successful, tendering Aventis share/ADR holders will be entitled to receive that dividend for each Sanofi-Aventis ordinary share (or each two Sanofi-Aventis ADRs), received in exchange for Aventis shares/ADRs.

Q:
Please clarify the Sanofi offer based on US dollars at the exchange rate at the time this question is answered.

A:
In exchange for each Aventis share/ADR, Sanofi is offering the following options: a "Standard Entitlement" of 0.8333 Sanofi shares and € 20.00; an "all stock election" of 1.1739 Sanofi shares or 2.3478 Sanofi ADRs; and an "all cash election" of € 68.93. On June 1, 2004, on the Paris stock exchange, Aventis and Sanofi shares closed at € 64.10, and € 53.10, respectively. As an example, on June 1, the "Standard Entitlement" under Sanofi's offer might be valued at {(0.8333 × €

   53.10) + € 20.00} = {€ 44.25 + € 20.00} = € 64.25 per share, or slightly more than the Aventis share price of € 64.10; the "all stock election" might be valued at 1.1739 × € 53.10 = € 62.33 per share; and the "all cash election" would be valued at € 68.93 per share.

At the interbank currency exchange rate on June 1 (€ 1.00 = $1.21850), the "Standard Entitlement" would be valued at {€ 64.10 × ($ 1.21850 ÷ € 1.00)} = $78.47. This compares with the $78.11 closing price for an Aventis ADR on June 1. The value of Sanofi's offer will change continuously with fluctuations in the Sanofi share price and the currency exchange rate between the euro and the U.S. dollar. Keep in mind that Aventis share/ADR holders who choose the "all cash election" will receive more than 29% of their offering consideration in cash only to the extent that offsetting "all stock" elections are made by other tendering shareholders.

Q:
How will the all cash offer be limited to 29%?

A:
A condition of the Sanofi offer is that 71% of the total of all Aventis shares/ADRs tendered will be exchanged for Sanofi shares/ADRs, and 29% of the Aventis shares/ADRs tendered will be exchanged for cash. Since the ratio of shares to cash must remain constant, shareholders making the "all-cash election" will receive more than 29% of their consideration in cash only to the extent that offsetting "all-stock elections" are made by other tendering shareholders.

Q:
Can unexercised stock options be tendered in the tender offer?

A:
No. If you wish to tender shares represented by your Aventis stock options, you must exercise the options first, then tender the shares you receive.

Q:
What is the expected debt that Sanofi-Aventis will take on with this merger?

A:
Sanofi has arranged to borrow up to € 16 billion, to be used mainly to finance the cash component of the consideration to be paid to tendering Aventis share/ADR holders and to refinance certain debt of Aventis and its subsidiaries. The precise amount of debt Sanofi will incur depends on how many Aventis shares/ADRs are tendered.

Q:
Why are there different tender offer periods—I've heard May 10 and July 5? Do these dates refer to the same offer?

A:
Sanofi has made an original offer and a revised offer. No definitive closing date ever was set for the original offer, although it was expected to close in late May or early June. The terms of the original offer are no longer effective. Sanofi launched its revised offer in France on May 12, 2004. In the U.S., the revised offer will not be "relaunched", but Sanofi is distributing new offering materials describing the revised terms. The revised tender offer will expire on June 30, 2004, unless the AMF (the French securities regulatory authority) extends the offering period.

Q:
Given that Sanofi's revised offer looks like the best choice, wouldn't it be an even better choice to turn the tables and buy them? The debt would likely be similar, but the larger company would have retained control of the merged company instead of the other way around.

A:
Aventis is satisfied with the management structure agreed on for the combined company. At this point, any different course of action would prolong unnecessarily the turmoil and uncertainty of the past few months.

Employee Benefits

Q:
I already instructed T. Rowe Price not to tender the Aventis shares represented by my interest in the Aventis ADR Fund of the Aventis Pharmaceuticals Savings Plan. Can I change my instructions if I now wish to tender my shares in response to Sanofi's new offer?

A:
All instructions received previously by T. Rowe Price in response to Sanofi's original offer are now NULL AND VOID and have been DISCARDED. New offering materials are being prepared and will be distributed to Aventis Fund participants. If you wish to tender your ADRs and receive the "standard election" consideration, you need not take any action. All ADRs for which no instructions are received will be tendered by T. Rowe Price for the "standard election" consideration. If you wish NOT to tender your ADRs, or if you wish to choose consideration in a form other than the "standard election", you must submit instructions after receiving and reviewing the new materials.

Q:
The original tender offer materials I received from T. Rowe Price indicated that if I did not respond by the deadline or if my instructions were defective, my shares in the Aventis Fund would be tendered by default. A T. Rowe Price representative told me that this "default tender" was required by Aventis. I was very surprised that Aventis would instruct the retirement plan trustee to accept Sanofi's initial "hostile" offer. What's the true story?

A:
Aventis has not instructed T. Rowe Price how to respond to the tender offer. The terms of the Savings Plan Trust Agreement require T. Rowe Price, as trustee, to tender all shares in the Aventis Fund for which valid tender instructions are not received. This "default tender" protects Plan participants against the risk that no trading market for untendered Aventis shares will exist after a successful tender offer. When the trust was established several years ago, the expectation was that any tender offer would be"friendly", such as when Rhône-Poulenc and Hoechst formed Aventis in 1999. In the case of Sanofi's initial "hostile" tender offer, many Plan participants understandably were perplexed by the "default tender" provision, which operated contrary to management's recommendation on the hostile offer. Now that Sanofi's revised offer is considered "friendly", the "default tender" is consistent with management's recommendation that Sanofi's revised tender offer be accepted.

Q:
How will our Total Rewards package be affected (i.e. vacation, health benefits, etc.)?

A:
Such questions will be addressed as part of the integration process.

Aventis Stock Options

Q:
Are there any restrictions on exercising Aventis stock options at this time?

A:
There are no special restrictions on exercising Aventis stock options at this time. As always, you must refrain from cashless exercise of stock options as well as any other trading in Aventis shares/ADRs whenever you are aware of material non-public information concerning Aventis, including nonpublic information about the tender offer.

Q:
What does the tender offer mean for associates who have Aventis stock options that are not exercisable yet?

A:
Aventis and Sanofi have agreed to a liquidity agreement for Aventis stock option holders. The arrangement is intended to enable Aventis stock option holders not to be adversely affected by the tender offer and to benefit from its terms when the stock options are exercised, without undue cost to the option holders, Sanofi, or Aventis. See the Aventis global Q&A at http://134.81.86.50/hrweb/attachments/4469975541906819233.doc.

Q:
What is the liquidity agreement?

A:
Assuming Sanofi's offer is successful, it is entirely possible that there will be only a small residual market for Aventis shares with little active trading, or Aventis shares may no longer be traded on any stock exchange at all. This lack of a liquid market for Aventis shares would make it difficult for Aventis stock option holders to benefit from the value of the Aventis share they would receive after exercising an option. As a result, Aventis has negotiated a "liquidity agreement" with Sanofi to try to overcome the problems created by this lack of liquidity.

Q:
What is the concept behind a liquidity agreement?

A:
The objective is to enable holders of Aventis stock options to both maintain their rights under the option plans (e.g., exercise price, vesting and exercise period, tax treatment) while allowing them to benefit from the exchange offer. The general result we have sought is to allow an employee exercising an option for one Aventis share at a given price to in effect retroactively "tender" that share into the exchange offer and obtain the corresponding number of Sanofi-Aventis shares (based on the offer's exchange ratio between Aventis and Sanofi shares). Because of tax and other constraints, the exact mechanisms used to achieve that goal will vary by country.

Q:
When will I know more about the details of this liquidity arrangement?

A:
Within 30 days after the official results of the successful tender offer are published, Aventis option holders will receive a letter explaining the details of the liquidity mechanisms.

Q:
I have heard that the liquidity mechanism is available until March 31, 2005, but I have options that are not exercisable until after that.

A:
You must decide by March 31, 2005, whether or not you choose to sign up for the liquidity mechanism, but if you have signed up, the liquidity mechanism will provide coverage for the full exercise period.

Concerns about U.S. jobs

Q:
I've heard that there have been layoffs at the Kansas City manufacturing site. Are these layoffs related to the tender offer?

A:
No. The recent layoffs in Kansas City industrial Operations were under consideration prior to the announcement of Sanofi's tender offer and are related to current business conditions, not the tender offer.

Q:
Given Aventis' previous negative statements about why a Sanofi/Aventis merger would be bad; considering the increased debt burden of the new company as well as Sanofi's statements that they will "fix" the complex and dysfunctional Aventis R&D structure, why should talented Aventis associates choose to stay with Sanofi Aventis?

A:
It is not possible at this time to predict how U.S. associates will be affected by the proposed business combination. After the merger, however, there will continue to be a robust product pipeline and a great need for talented professionals in all areas of Sanofi-Aventis. Associates are urged to wait until definitive integration plans are announced before making decisions about their futures with the company. An associate whose employment ends because their present position is eliminated and no other position is offered, or because they decline a position that is not comparable to their present position, may be eligible for benefits under the Aventis Pharmaceuticals Separation Plan, which is in effect through December 31, 2005. A position is comparable if it has at least the same base salary and substantially the same level of responsibilities and skills as the present position and does not require relocation. For more information, check out the following links: http://parsint05/humanresources/policies/policies_hr_separation_plan.htm, and http://parsint05/humanresources/policies/documents/Separation_Plan_FAQs.pdf.

Q:
Recent management communications indicate that Aventis has received "significant commitments in terms of employment—in particular for France and Germany". What about employment in the U.S., and particularly the U.S. sales force?

A:
Sanofi has confirmed that it will maintain the Aventis manufacturing and research facilities in Germany for the foreseeable future. Jean Francois Dehecq has also explained to employee bodies and in press interviews that there will be no forced layoffs in France or Germany. Any other form of headcount reduction has not been excluded. Sanofi's commitments regarding employment in France and Germany should be understood more as a response to vocal complaints from French and German unions than as a lack of commitment to U.S. employment. Job redundancies will have to be addressed wherever they exist, including France, Germany, and the U.S. The precise needs of the new company will become known only during the integration process. If it becomes necessary to reduce employment in the U.S., Aventis' U.S. Separation Plan provides eligible employees with generous benefits, including income protection pay, continued health care access, and outplacement and financial planning assistance. Information regarding the U.S. Separation Plan can be found at the following links: http://parsint05/humanresources/policies/policies_hr_separation_plan.htm, and http://parsint05/humanresources/policies/documents/Separation_Plan_FAQs.pdf.

Q:
With the merger of Aventis and Sanofi, one of the big questions in the field is, "How secure are our jobs as a field sales unit?". Specifically speaking to the bone team with Actonel being co-owed with P&G. Can you shed any light on this?

A:
Questions like this will be addressed as part of the integration process.

Q:
Realizing this is a bit premature, but given the nature of mergers and downsizing, is there any hint of how many U.S. jobs will be lost; especially in DI&A?

A:
Questions like this will be addressed as part of the integration process.

U.S. Separation Plan:

Q:
Will U.S. associates be offered any financial incentive to remain with Aventis until the tender offer is concluded, or through the integration process?

A:
One purpose of the Aventis Pharmaceuticals Separation Plan is to provide a retention incentive during a period of uncertainty related to a change of control before integration plans are finalized. Under the recently enhanced Separation Plan, which is effective through December 31, 2005, any U.S. associate whose employment ends because their present position is eliminated and no other position is offered, or because they decline a position that is not comparable to their present position, may be eligible for benefits. For more information, check out the following links: http://parsint05/humanresources/policies/policies_hr_separation_plan.htm, and http://parsint05/humanresources/policies/documents/Separation_Plan_FAQs.pdf.

Q:
Given the near simultaneous announcement of an enhanced U.S. Separation Plan and the Agreement by the Supervisory Board to endorse Sanofi's tender offer, has Sanofi agreed to honor the terms of the enhanced Separation Plan through the acquisition period and until Dec. 2005?

A:
Sanofi has agreed to honor Aventis separation arrangements that were in effect on April 25, 2004, for at least 12 months following the closing of the offering. This includes the improved U.S. Separation Plan. The terms of the U.S. Separation Plan provide that it will remain in effect through December 31, 2005. We have been advised that the U.S. Plan cannot be terminated lawfully before that date.

Integration Plans:

Q:
Who will be the top management of Sanofi-Aventis?

A:
Jean-Francois Dehecq has been named the Chairman and CEO of Sanofi-Aventis. Other executive positions will be determined as part of the integration process. The following persons will be proposed to Sanofi's annual shareholders' meeting on June 23, 2004, for election as directors of Sanofi-Aventis, subject to successful completion of the tender offer:

Jean-Francois Dehecq, Chairman

        Proposed by the Supervisory Board of Aventis:

  •
  Jean-Marc Bruel

  •
  Juergen Dormann

  •
  Jean-Rene Fourtou

  •
  Serge Kampf

  •
  Igor Landau

  •
  Hubert Markl

  •
  Klaus Pohle

  •
  Hermann Scholl

        Proposed by the Board of Directors of Sanofi-Synthelabo:

  •
  Rene Barbier de la Serre

  •
  Robert Castaigne

  •
  Thierry Desmarest

  •
  Lord Douro

  •
  Christian Mulliez

  •
  Lindsay Owen-Jones

  •
  Gerard Van Kemmel

  •
  Bruno Weymuller

Of the nominees proposed by Aventis, all but Messrs. Pohle and Scholl currently are members of either the Management Board or the Supervisory Board of Aventis.

Q:
Could you please include a timeline as to key decisions? Especially regarding the viability of the Bridgewater site, i.e., when will we know whether or not this research site will remain open?

A:
Such questions will be addressed as part of the integration process.

Q:
When will appointments to management positions in Sanofi-Aventis begin? Will any announcements be made before the tender offer closes?

  A: Managers of the combined group will be selected by the Integration Committee. The timetable for the integration process will be determined by the Integration Committee, the membership of which has not yet been announced.

Q:
Will integration efforts start before the tender offer closes?

A:
The timetable for the integration process will be determined by the Integration Committee, the membership of which has not yet been announced.

Q:
Where will the U.S. office of Sanofi-Aventis be located?

A:
Except for locating the headquarters of Sanofi-Aventis in Paris and Sanofi's agreement to maintain the Aventis factory and research facilities and operations located in Frankfurt for the foreseeable future, no decisions have been announced regarding the status of manufacturing, office, or other sites. Such questions will be addressed as part of the integration process.

Q:
How will the merger affect the Kansas City manufacturing site?

A:
Except for locating the headquarters of Sanofi-Aventis in Paris, no decisions have been announced regarding the status of manufacturing, office, or other sites. Such questions will be addressed as part of the integration process.

DI&A Issues:

Q:
What do we know about how Sanofi's R&D operates?

A:
Sanofi's R&D operation is described in their 2003 Annual Report on Form 20-F on file with the Securities and Exchange Commission at the following web address: http://www.sec.gov/Archives/edgar/data/1121404/000119312504056369/d20f1.pdf.

Q:
How does Aventis DI&A differ from Sanofi R&D? How are we the same?

A:
Sanofi focuses its research and development efforts on four targeted therapeutic areas—Cardiovascular/Thrombosis, Central Nervous System, Oncology, and Internal Medicine. Oncology was a new therapeutic area in 2003. Sanofi's R&D operation is described in their 2003 Annual Report on Form 20-F on file with the Securities and Exchange Commission at the following web address: http://www.sec.gov/Archives/edgar/data/1121404/000119312504056369/d20f1.pdf.

Q:
Where and how big are the R&D efforts for Sanofi in the U.S.?

A:
Sanofi has a research facility in Malvern, Pennsylvania, but we have no specific information about the site at this time. Sanofi's R&D operation is described in their 2003 Annual Report on Form 20-F on file with the Securities and Exchange Commission at the following web address: http://www.sec.gov/Archives/edgar/data/1121404/000119312504056369/d20f1.pdf.

Q:
What disease areas are the focus in the U.S. for Sanofi?

A:
Sanofi focuses its research and development efforts on four targeted therapeutic areas—Cardiovascular/Thrombosis, Central Nervous System, Oncology, and Internal Medicine. Oncology was a new therapeutic area in 2003. We have no specific information about the focus in the U.S. at this time. Sanofi's R&D operation is described in their 2003 Annual Report on Form 20-F on file with the Securities and Exchange Commission at the following web address: http://www.sec.gov/Archives/edgar/data/1121404/000119312504056369/d20f1.pdf.

Q:
What did Sanofi do to the research efforts of Synthelabo when that merger took place?

A:
We do not have sufficient information to respond at this time.

Q:
What DI&A strengths does Aventis bring to the new company?

A:
The most obvious strength is our capability in therapeutic areas that are not part of Sanofi's current focus. Sanofi focuses its research and development efforts on four targeted therapeutic areas—Cardiovascular/Thrombosis, Central Nervous System, Oncology (new in 2003), and Internal Medicine. Aventis focuses its discovery efforts in selected key disease areas, including Alzheimer's disease, asthma, atherosclerosis, diabetes, multiple sclerosis, oncology, rheumatoid arthritis, schizophrenia, and thrombosis, as well as vaccines and immunological approaches. We also have a strong pipeline that includes a number of drugs with "blockbuster" sales potential.

Q:
What is Sanofi's path forward for R&D in the US? Will they move for expansion of R&D in the US?

A:
Such questions will be addressed as part of the integration process.

Miscellaneous:

Q:
Referring to Dick Markham's slide presentation, why are Allegra® and Actonel® not listed as brands that make up our strong portfolio?

A:
The slide in question was intended to highlight the "portfolio of strong products to support strong growth" that Sanofi-Aventis would possess. The list of products was only representative, not exhaustive. Products listed on the slide were those with "potential for line extensions and/or long-term patent protection" and "new product launches". A number of additional products could have been included on the slide, but the products named provided sufficient examples.

Q:
Does Sanofi currently use SAP, and, if so, what version?

A:
We do not have sufficient information to respond at this time.

Q:
How can the Pharmaceutical Industry hope to develop any intellectual depth, team spirit, and loyalty if they continue to subject their staff pool to the almost constant stress of mergers. It seems like a flawed policy in the long-term, but we stay in business so perhaps I am wrong. It just strikes me as very odd behavior.

A:
Consolidation in the pharmaceutical industry has been viewed as a means to reinvigorate product pipelines and improve productivity in response to an increasingly competitive and regulated environment with substantial pressures on margins. Despite the stress such consolidation places on businesses and their employees, it is likely to continue unless conditions change.

        "June Q&A" /2004 Sanofi

Notice Regarding Important Information

Aventis shareholders are advised to read Aventis' Note d'information en réponse registered under visa no 04-0135 with the Autorité des marchés financiers (the "AMF"). This document contains important information. Aventis shareholders are also advised to read Aventis' Solicitation/Recommendation Statement on Schedule 14D-9 filed by Aventis with the U.S. Securities and Exchange Commission (the "SEC"), as it contains important information. The Note d'information en réponse and the Solicitation/ Recommendation Statement and other public filings made from time to time by Aventis with the AMF or the SEC are or will be made available without charge by Aventis and and are available without charge from the AMF's website at www.amf-france.org and from the SEC's website at www.sec.gov.

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  Exhibit (a)(2)(xlii)
CONSOLIDATED Q&A—6/8/04